

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

July 29, 2016

<u>Via E-Mail</u>
Mr. Fady Kiama, Chief Financial Officer
OCI Partners LP
P.O. Box 1647
Nederland, TX 77627

      Re: **OCI Partners LP**
              Form 10-K for the year ended December 31, 2015
              Filed March 24, 2016
              File No. 1-36098

Dear Mr. Kiama:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ John Cash

      John Cash
      Branch Chief
      Office of Manufacturing and
      Construction

Cc: Brett Braden, Counsel